UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Black Diamond Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09203E105

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,797,230 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,797,230 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,230 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI.

(3)

The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2020 (the “Form 10-Q”).

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,341,251 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,341,251 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,341,251 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 5,797,230 shares held by Versant VI and (ii) 544,021 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,341,251 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,341,251 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,341,251 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 5,797,230 shares held by Versant VI and (ii) 544,021 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,021 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 544,021 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,021 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 544,021 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 544,021 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,021 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,824,440 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,824,440 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,824,440 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,824,440 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,824,440 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,824,440 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,046,562 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,046,562 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,562 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,046,562 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,046,562 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,562 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,046,562 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,046,562 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,562 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,912,705 shares issued and outstanding as of August 5, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

Explanatory Note:

This Amendment No 2. (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on February 13, 2020, as amended by Amendment No. 1 filed with the Commission on August 21, 2020 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Amendment is being filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On September 17, 2020, Versant Voyageurs I effected a pro rata distribution without additional consideration of 192,576 shares of Common Stock to its limited partners. As a result of such distribution, Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On September 17, 2020, Versant I Parallel effected a pro rata distribution without additional consideration of 57,424 shares of Common Stock to (i) Versant Voyageurs I GP LP, its general partner and (ii) its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On September 17, 2020, Versant Vantage I effected a pro rata distribution without additional consideration of 79,216 shares of Common Stock to (i) Versant Vantage I GP LP, its general partner and (ii) its limited partners. Versant Vantage I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Vantage I GP-GP and (ii) its limited partners. Versant Vantage I GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On September 17, 2020, Versant VI effected a pro rata distribution without additional consideration of 400,000 shares of Common Stock to (i) Versant Ventures VI GP, its general partner and (ii) its limited partners. Versant Ventures VI GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Ventures VI GP-GP, its general partner and (ii) its limited partners. Versant Ventures VI GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Versant VI, Versant I Parallel, Versant Voyageurs I and Versant Vantage I (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2020
Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I GP, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

/s/ Robin L. Praeger, President

Versant Voyageurs I GP Company

/s/ Robin L. Praeger, President

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

/s/ Robin L. Praeger, Managing Director